Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports Second Quarter 2017 Financial Results

SHANGHAI, August 3, 2017 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the second quarter of 2017 ended June 30, 2017.

Second Quarter 2017 Financial Highlights:

•	Total revenues increased 20.3% over Q2 2016 to RMB673.2 million (US$99.3 million), exceeding the Company’s guidance range

•	Online recruitment services revenues increased 19.0% over Q2 2016 to RMB443.9 million (US$65.5 million)

•	Other human resource related revenues increased 22.8% over Q2 2016 to RMB229.2 million (US$33.8 million), which reflected the impact of a value-added tax (“VAT”) policy change effective May 1, 2016

•	Gross margin of 73.2% compared with 71.8% in Q2 2016

•	Income from operations increased 46.8% over Q2 2016 to RMB188.1 million (US$27.7 million)

•	Fully diluted earnings per share were RMB1.16 (US$0.17)

•	Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB3.34 (US$0.49), exceeding the Company’s guidance range

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “We are pleased to deliver a solid second quarter, during which we continued to build positive sales momentum and raise operating efficiency throughout the company. Our online business again successfully balanced robust acquisition of new users with increased spend by established customers to maintain a consistent overall average revenue per employer level. In the other HR services area, we saw an improved growth trajectory as our intensified cross-selling efforts gained traction and the impact of VAT implementation on year-over-year revenue comparisons came to an end. The investments we have made in business productivity and product development are bearing fruit, and we are confident that we are strengthening 51job’s position as the full service, end-to-end HR solutions leader in China.”

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51job, Inc. Reports Second Quarter 2017 Financial Results

August 3, 2017

Second Quarter 2017 Unaudited Financial Results

Total revenues for the second quarter ended June 30, 2017 were RMB673.2 million (US$99.3 million), an increase of 20.3% from RMB559.8 million for the same quarter in 2016.

Online recruitment services revenues for the second quarter of 2017 were RMB443.9 million (US$65.5 million), representing a 19.0% increase from RMB373.1 million for the same quarter of the prior year. The growth was driven by an increase in the number of unique employers utilizing the Company’s online services as well as higher revenue per unique employer. The number of unique employers increased 18.1% to 380,717 in the second quarter of 2017 compared with 322,236 in the same quarter of the prior year due to strong customer acquisition. Average revenue per unique employer increased 0.7% in the second quarter of 2017 as compared with the same quarter in 2016.

Other human resource related revenues for the second quarter of 2017 increased 22.8% to RMB229.2 million (US$33.8 million) from RMB186.6 million in the same quarter of 2016. The increase was primarily due to greater customer adoption and usage of business process outsourcing, training and placement services. However, this growth was slightly offset by the remaining impact from the implementation of a VAT policy change effective May 1, 2016 on year-over-year revenue comparisons.

Gross profit for the second quarter of 2017 increased 23.3% to RMB487.0 million (US$71.8 million) from RMB395.0 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 73.2% in the second quarter of 2017 compared with 71.8% in the same quarter in 2016.

Operating expenses for the second quarter of 2017 increased 12.0% to RMB298.9 million (US$44.1 million) from RMB266.8 million for the same quarter of 2016. Sales and marketing expenses for the second quarter of 2017 increased 15.3% to RMB228.2 million (US$33.7 million) from RMB198.0 million for the same quarter of the prior year primarily due to higher employee compensation expenses, headcount additions and greater advertising expenditures. General and administrative expenses for the second quarter of 2017 increased 2.6% to RMB70.6 million (US$10.4 million) from RMB68.9 million for the same quarter of the prior year primarily due to higher employee and office expenses, which was largely offset by a decrease in share-based compensation expense.

Income from operations for the second quarter of 2017 increased 46.8% to RMB188.1 million (US$27.7 million) from RMB128.2 million for the second quarter of 2016. Operating margin, which is income from operations as a percentage of net revenues, increased to 28.3% in the second quarter of 2017 compared with 23.3% in the same quarter of 2016. Excluding share-based compensation expense, operating margin would have been 31.3% in the second quarter of 2017 compared with 27.5% in the same quarter of 2016.

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51job, Inc. Reports Second Quarter 2017 Financial Results

August 3, 2017

The Company recognized a loss from foreign currency translation of RMB1.8 million (US$0.3 million) in the second quarter of 2017 compared with RMB6.6 million in the second quarter of 2016 primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits and U.S. dollar-denominated convertible senior notes issued in 2014.

In the second quarter of 2017, the Company recognized a mark-to-market, non-cash loss of RMB114.8 million (US$16.9 million) associated with a change in fair value of convertible senior notes compared with a gain of RMB8.6 million in the second quarter of 2016.

Other income in the second quarter of 2017 included local government financial subsidies of RMB20.5 million (US$3.0 million) compared with RMB64.2 million in the second quarter of 2016.

Net income attributable to 51job for the second quarter of 2017 was RMB70.6 million (US$10.4 million) compared with RMB168.7 million for the same quarter in 2016. Fully diluted earnings per share for the second quarter of 2017 were RMB1.16 (US$0.17) compared with RMB2.90 for the same quarter in 2016.

In the second quarter of 2017, total share-based compensation expense was RMB19.9 million (US$2.9 million) compared with RMB23.1 million in the second quarter of 2016.

Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the second quarter of 2017 increased 9.1% to RMB207.1 million (US$30.5 million) compared with RMB189.8 million for the second quarter of 2016. Non-GAAP adjusted fully diluted earnings per share were RMB3.34 (US$0.49) in the second quarter of 2017 compared with RMB3.19 in the second quarter of 2016.

As of June 30, 2017, cash and short-term investments totaled RMB7,003.7 million (US$1,033.1 million) compared with RMB6,080.4 million as of December 31, 2016. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

Based on current market and operating conditions, the Company’s total revenues target for the third quarter of 2017 is in the estimated range of RMB685 million to RMB705 million (US$101.0 million to US$104.0 million).

Guidance for earnings per share is provided on a non-GAAP basis due to the inherent difficulty in forecasting the future impact of certain items, such as gain/loss from foreign currency translation and change in fair value of convertible senior notes. The Company is not able to provide a reconciliation of these non-GAAP items to expected reported GAAP earnings per share, without unreasonable efforts, due to the unknown effect and potential significance of such future impact and changes. Excluding share-based compensation expense, any gain or loss from foreign currency translation, and any mark-to-market gain or loss associated with a change in fair value of convertible senior notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the third quarter of 2017 is in the estimated range of RMB3.10 to RMB3.30 (US$0.46 to US$0.49) per share. The Company expects total share-based compensation expense in the third quarter of 2017 to be in the estimated range of RMB24 million to RMB25 million (US$3.5 million to US$3.7 million).

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51job, Inc. Reports Second Quarter 2017 Financial Results

August 3, 2017

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.7793 to US$1.00, the noon buying rate on June 30, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

The Company’s management will hold a conference call at 9:00 p.m. Eastern Time on August 3, 2017 (9:00 a.m. Beijing / Hong Kong time zone on August 4, 2017) to discuss its second quarter 2017 financial results, operating performance and business outlook. To dial in to the call, please use the following telephone numbers:

US: +1-888-346-8982

International: +1-412-902-4272

Hong Kong: 800-905945

China: 4001-201203

Conference ID: 51job

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation or mark-to-market gain/loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

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51job, Inc. Reports Second Quarter 2017 Financial Results

August 3, 2017

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, and http://www.51jingying.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; behavioral and operational changes of enterprises in meeting their human resource needs as they respond to evolving social, political, regulatory and financial conditions in China; introduction by competitors of new or enhanced products or services; price competition in the market for the various human resource services that 51job provides in China; acceptance of new products and services developed or introduced by 51job outside of the human resources industry; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; and fluctuations in general economic and business conditions in China. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports Second Quarter 2017 Financial Results

August 3, 2017

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	June 30, 2016	June 30, 2017	June 30, 2017
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	373,146	443,945	65,485
Other human resource related revenues	186,608	229,222	33,812

Total revenues	559,754	673,167	99,297
Less: Business tax and surcharges	(9,235)	(7,620)	(1,124)

Net revenues	550,519	665,547	98,173
Cost of services (Note 2)	(155,480)	(178,541)	(26,336)

Gross profit	395,039	487,006	71,837

Operating expenses:
Sales and marketing (Note 3)	(197,979)	(228,247)	(33,668)
General and administrative (Note 4)	(68,869)	(70,638)	(10,420)

Total operating expenses	(266,848)	(298,885)	(44,088)

Income from operations	128,191	188,121	27,749

Loss from foreign currency translation	(6,577)	(1,822)	(269)
Interest and investment income, net	13,900	19,451	2,869
Change in fair value of convertible senior notes	8,596	(114,829)	(16,938)
Other income, net	64,421	20,366	3,004

Income before income tax expense	208,531	111,287	16,415
Income tax expense	(40,332)	(40,529)	(5,978)

Net income	168,199	70,758	10,437
Net loss (income) attributable to non-controlling interests	490	(164)	(24)

Net income attributable to 51job, Inc.	168,689	70,594	10,413

Net income	168,199	70,758	10,437
Other comprehensive income (loss)	371	(345)	(51)

Total comprehensive income	168,570	70,413	10,386

Earnings per share:
Basic	2.91	1.18	0.17
Diluted (Note 5)	2.90	1.16	0.17

Weighted average number of common shares outstanding:
Basic	58,065,551	60,031,311	60,031,311
Diluted	58,257,432	60,831,254	60,831,254

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.7793 to US$1.00 on June 30, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB3,701 and RMB3,186 (US$470) for the three months ended June 30, 2016 and 2017, respectively.

(3) Includes share-based compensation expense of RMB3,183 and RMB2,739 (US$404) for the three months ended June 30, 2016 and 2017, respectively.

(4) Includes share-based compensation expense of RMB16,219 and RMB13,961 (US$2,059) for the three months ended June 30, 2016 and 2017, respectively.

(5) Diluted earnings per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the three months ended June 30, 2016 and 2017 because the effect would be anti-dilutive.

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51job, Inc. Reports Second Quarter 2017 Financial Results

August 3, 2017

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Six Months Ended
	June 30, 2016	June 30, 2017	June 30, 2017
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	724,908	864,033	127,452
Other human resource related revenues	358,602	416,847	61,488

Total revenues	1,083,510	1,280,880	188,940
Less: Business tax and surcharges	(21,461)	(15,678)	(2,313)

Net revenues	1,062,049	1,265,202	186,627
Cost of services (Note 2)	(294,727)	(337,209)	(49,741)

Gross profit	767,322	927,993	136,886

Operating expenses:
Sales and marketing (Note 3)	(375,712)	(433,130)	(63,890)
General and administrative (Note 4)	(136,328)	(142,297)	(20,990)

Total operating expenses	(512,040)	(575,427)	(84,880)

Income from operations	255,282	352,566	52,006

Loss from foreign currency translation	(1,308)	(1,862)	(275)
Interest and investment income, net	32,559	34,874	5,144
Change in fair value of convertible senior notes	(31,012)	(139,910)	(20,638)
Other income, net	64,376	69,724	10,285

Income before income tax expense	319,897	315,392	46,522
Income tax expense	(65,889)	(81,606)	(12,038)

Net income	254,008	233,786	34,484
Net loss (income) attributable to non-controlling interests	538	(272)	(40)

Net income attributable to 51job, Inc.	254,546	233,514	34,444

Net income	254,008	233,786	34,484
Other comprehensive income (loss)	293	(461)	(68)

Total comprehensive income	254,301	233,325	34,416

Earnings per share:
Basic	4.40	3.93	0.58
Diluted (Note 5)	4.37	3.88	0.57

Weighted average number of common shares outstanding:
Basic	57,847,308	59,494,235	59,494,235
Diluted	58,188,986	60,175,896	60,175,896

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.7793 to US$1.00 on June 30, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB7,138 and RMB6,716 (US$991) for the six months ended June 30, 2016 and 2017, respectively.

(3) Includes share-based compensation expense of RMB6,137 and RMB5,773 (US$852) for the six months ended June 30, 2016 and 2017, respectively.

(4) Includes share-based compensation expense of RMB31,280 and RMB29,427 (US$4,340) for the six months ended June 30, 2016 and 2017, respectively.

(5) Diluted earnings per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the six months ended June 30, 2016 and 2017 because the effect would be anti-dilutive.

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51job, Inc. Reports Second Quarter 2017 Financial Results

August 3, 2017

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	June 30, 2016	June 30, 2017	June 30, 2017
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	208,531	111,287	16,415
Add back: Share-based compensation	23,103	19,886	2,933
Add back: Loss from foreign currency translation	6,577	1,822	269
Add back: Change in fair value of convertible senior notes	(8,596)	114,829	16,938
Non-GAAP income before income tax expense	229,615	247,824	36,555

GAAP income tax expense	(40,332)	(40,529)	(5,978)
Tax effect of non-GAAP line items	22	(57)	(8)
Non-GAAP income tax expense	(40,310)	(40,586)	(5,986)

Non-GAAP adjusted net income	189,305	207,238	30,569

Non-GAAP adjusted net income attributable to 51job, Inc.	189,795	207,074	30,545

Non-GAAP adjusted earnings per share:
Basic	3.27	3.45	0.51
Diluted (Note 2)	3.19	3.34	0.49

Weighted average number of common shares outstanding:
Basic	58,065,551	60,031,311	60,031,311
Diluted	62,293,104	64,866,926	64,866,926

	For the Six Months Ended
	June 30, 2016	June 30, 2017	June 30, 2017
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	319,897	315,392	46,522
Add back: Share-based compensation	44,555	41,916	6,183
Add back: Loss from foreign currency translation	1,308	1,862	275
Add back: Change in fair value of convertible senior notes	31,012	139,910	20,638
Non-GAAP income before income tax expense	396,772	499,080	73,618

GAAP income tax expense	(65,889)	(81,606)	(12,038)
Tax effect of non-GAAP line items	11	(56)	(8)
Non-GAAP income tax expense	(65,878)	(81,662)	(12,046)

Non-GAAP adjusted net income	330,894	417,418	61,572

Non-GAAP adjusted net income attributable to 51job, Inc.	331,432	417,146	61,532

Non-GAAP adjusted earnings per share:
Basic	5.73	7.01	1.03
Diluted (Note 3)	5.62	6.80	1.00

Weighted average number of common shares outstanding:
Basic	57,847,308	59,494,235	59,494,235
Diluted	62,224,658	64,211,568	64,211,568

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.7793 to US$1.00 on June 30, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB9,189 and RMB9,592 (US$1,415) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three months ended June 30, 2016 and 2017, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the three months ended June 30, 2016 and 2017.

(3) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB18,326 and RMB19,231 (US$2,837) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the six months ended June 30, 2016 and 2017, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the six months ended June 30, 2016 and 2017.

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51job, Inc. Reports Second Quarter 2017 Financial Results

August 3, 2017

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2016	June 30, 2017	June 30, 2017
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS

Current assets:
Cash	1,921,074	1,780,512	262,639
Restricted cash	389	8,512	1,256
Short-term investments	4,159,318	5,223,154	770,456
Accounts receivable (net of allowance of RMB6,144
and RMB4,128 as of December 31, 2016 and
June 30, 2017 respectively)	111,246	104,378	15,397
Prepayments and other current assets	527,558	474,084	69,931

Total current assets	6,719,585	7,590,640	1,119,679

Non-current assets:
Long-term investments	189,017	285,984	42,185
Property and equipment, net	526,541	511,845	75,501
Goodwill	217,394	217,394	32,067
Intangible assets, net	73,620	69,715	10,284
Other long-term assets	8,988	8,155	1,203
Deferred tax assets, non-current	765	693	102

Total non-current assets	1,016,325	1,093,786	161,342

Total assets	7,735,910	8,684,426	1,281,021

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	32,516	35,135	5,183
Salary and employee related accrual	103,559	85,192	12,566
Taxes payable	155,786	140,881	20,781
Advance from customers	655,416	825,065	121,704
Convertible senior notes, current	1,257,709	—	—
Other payables and accruals	498,036	573,682	84,623

Total current liabilities	2,703,022	1,659,955	244,857

Non-current liabilities:
Deferred tax liabilities, non-current	57,166	71,558	10,555
Convertible senior notes, non-current	—	1,366,600	201,584

Total non-current liabilities	57,166	1,438,158	212,139

Total liabilities	2,760,188	3,098,113	456,996

Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000
shares authorized, 60,062,385 and 61,410,810
shares issued and outstanding as of December 31,
2016 and June 30, 2017, respectively)	49	50	7
Additional paid-in capital	1,299,350	1,676,615	247,314
Statutory reserves	13,360	13,360	1,971
Accumulated other comprehensive income	32,282	31,821	4,694
Retained earnings	3,622,402	3,855,916	568,778

Total 51job, Inc. shareholders' equity	4,967,443	5,577,762	822,764

Non-controlling interests	8,279	8,551	1,261

Total equity	4,975,722	5,586,313	824,025

Total liabilities and equity	7,735,910	8,684,426	1,281,021

Note (1):  The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.7793 to US$1.00 on June 30, 2017 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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